Exhibit 99.3

Shareholder’s Manual

Annual and Extraordinary General Shareholders’ Meetings

April 26, 2023

Table of Contents

MESSAGE FROM MANAGEMENT1

GUIDELINES FOR ATTENDANCE2

Date, Time and Place2

Who may attend the General Meeting2

Quorum for the holding2

How to attend to the General Meeting2

Required documentation2

1) Digital Platform2

2) Distance voting5

Additional Clarifications6

MATTERS TO BE RESOLVED ON8

ANNEX I – ATTENDANCE REGISTRATION9

Message from the Management

Dear Shareholders,

With the purpose of facilitating and encouraging your attendance to the Annual and Extraordinary General Shareholders’ Meetings of Suzano S.A. (“Suzano” or “Company”), to be held cumulatively on April 26, 2023, at 10:00 a.m., exclusively digitally (“AESM”), we have prepared this Shareholder’s Manual (“Manual”).

This document is in accordance with the principles and practices of good corporate governance adopted by the Company, but does not dispense with the careful and complete reading of other documents related to the AESM, especially the Management Proposal, prepared in accordance with the rules of Brazilian Securities and Exchange Commission (“CVM”) and Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation’s Law”), and available at Suzano’s headquarters, on the Company’s investor relations website (www.suzano.com.br/ri, as well as on the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br) websites.

On behalf of the Company’s Management, we invite shareholders to attend to and express their opinions at the AESM, to be held exclusively digitally, in accordance with CVM Resolution No. 81, of March 29, 2022, as amended (“RCVM 81/22”). Without prejudice to the attendance to the AESM through the digital platform, as detailed below on in this Manual, the Company also strongly encourages shareholders to use alternative voting mechanisms, particularly through the use of the Distance Voting Ballot, also detailed below on in this Manual.

Suzano reiterates that it embraces its responsibility to continue supplying Brazil and the world with pulp, paper and tissue papers, essential raw materials, or critical items for the hospital, pharmaceutical, food and personal hygiene networks, among others, because it believes that it is only good for the Company if it is good for the world.

Best regards,

David Feffer Chairman of the Board of Directors	Walter Schalka Chief Executive Officer

Guidance

DATE AND TIME

Wednesday, April 26, 2023, at 10:00 a.m. (GMT-03:00)

WHERE

Exclusively digitally, pursuant to RCVM 81/22, as detailed below.

QUORUM FOR THE HOLDING

Quorum for the holding of ASM on first call with the attendance of at least one quarter (1/4) of the share capital, and the ESM on first call with the attendance of at least two thirds (2/3) of the share capital.

WHO CAN ATTEND TO

All shareholders holding ordinary shares issued by Suzano, by themselves or by legal representatives or attorneys duly appointed in accordance with the legislation n in force and in accordance with the guidelines contained in this Manual, may attend the AESM.

Attendance of Holders of American Depositary Shares (“ADS”)

ADS holders may attend to the AESM, in which they will be represented by The Bank of New York Mellon (“BNY”), as a depositary financial institution, in accordance with the terms and procedures set forth in the Deposit Agreement executed with Suzano. BNY will send the proxy voting cards to the ADS holders so that they can exercise their voting rights, being represented at the AESM by their representative in Brazil.

HOW TO ATTEND

The Company’s shareholders may attend to the AESM in two ways: (i) through an electronic platform to be made available by the Company for access on the day and time of the AESM, as detailed below in this Manual; or (ii) by means of distance voting, pursuant to RCVM 81/22.

REQUIRED DOCUMENTATION

(1)Digital Platform

For purposes of attendance through the digital platform to be accessed on the day and time of the AESM (“Digital Platform”), the interested shareholders should express their interest by sending an e-mail until 10:00 a.m. of April 24, 2023 to the e-mail adress ri@suzano.com.br, with copy to societario@suzano.com.br, with the information contained in Annex I of this Manual, together with (i) the proof of ownership of shares issued by the Company issued up to four (4) working days before the date of the AESM, that is, from April 20, 2023, by the bookkeeping financial institution or custodian, and (ii) the documents listed below (“Attendance Registration”):

(a)Individual: copy of valid ID with photo, or, if applicable, identity document of your attorney and the respective power of attorney.

(b)Legal Entity: copy of valid ID with photo of the legal representative and copy of the supporting documents of representation, including the instrument of mandate and copy of the constitutive act and minutes of election of managers.

(c)Investment Fund: copy of the valid identity document with photo of the representative and supporting documents of representation, including instrument of mandate and a copy of the regulation of the fund in force , the bylaws or corporate contract of its administrator or manager, as the case may be, and the minutes of election of the administrator’s or manager’s managers.

(d)Attendance by Proxy: Attorney must have been appointed less than one (1) year in advance, and qualified as a shareholder or manager of the Company, lawyer enrolled  in the Brazilian Bar Association or, also, a financial institution.

As provided in the Circular/Annual Letter – 2023 - CVM/SEP (“Circular Letter”), the legal entities may be represented in the AESM by their legal representatives or by representatives duly constituted in accordance with articles of incorporation of the respective company and with the rules of the Brazilian Civil Code, and in this specific case, there is no need for the representative of the shareholder of the legal entity to be a shareholder or manager of the Company or, furthermore, a lawyer.

Similarly, shareholder’s investment funds, as a decision of the CVM Board in CVM Administrative Proceeding RJ-2014-3578, may be represented in the AESM by their legal representatives or representatives duly constituted by its manager or administrator, as provided for in its regulations, the bylaws or articles of association of its manager or administrator, as applicable.

With respect to the documents indicated above, the formalities of recognition signature, authentication, notarization, consularization, apostille, or sworn translation are not required, in the latter case, by simple translating them freely into the Portuguese. It should be emphasized that documents in English and Spanish are exempted even from free translation.

Once verified the regularity of the representation documents submitted in the terms above, the information and guidance for access to the Electronic Platform, including, but not limited to, the access password, will be sent to each shareholder (or their respective attorney, as the case may be), no later than two (2) hours prior to the start time of the AESM. Such information and guidance will be sent exclusively to the e-mail address provided in the Attendance Registration, regardless of the e-mail address used by the shareholder (or his/her respective attorney, as the case may be) to send the documents and information for the purpose of making such registration.

In case of need for documentary complementation and/or additional clarification with respect to the documents sent for the purposes of the Attendance Registration, the Company will contact the shareholder (or his/her respective attorney, as the case may be) to request such documentary complementation and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the Electronic Platform within the period mentioned above.

Pursuant to article 6, paragraph three, of RCVM 81/22, the Company hereby clarifies that, if the shareholder (or his/her respective attorney-in-fact, as the case may be) does not express interest in attending to the AESM, in accordance with the terms set forth above, by 10:00 a.m. on April 24, 2023, or if the requests for documentary complementation and/or additional clarifications referred to in the preceding paragraph are not complied with in order to attest the regularity of the shareholder’s representation, the shareholder will not be able to attend to the AESM through the Electronic Platform.

The Company also emphasizes that the information and guidelines for access to the Electronic Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective attorney-in-fact, as the case may be) assumes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by the Company in accordance with this Manual.

The Company also requests that, on the day of the AESM, the shareholders who so request access the Electronic Platform at least 30 minutes prior to the time scheduled for calling the meeting to order, with a view to allow the validation of access and attendance of all shareholders who use it. Access to the AESM will not be allowed after the meeting was called to order.

In advance of the access information that will be sent by e-mail to the duly registered shareholder, as described above, the Company clarifies that access to the Electronic Platform may occur by videoconference (modality in which the shareholder may attend the meeting and manifest himself/herself by voice and video) and by audioconference (modality in which the attendant may only listen to the meeting and manifest himself/herself by voice).

To access the Electronic Platform, the following are required: (i) computer with camera and audio that can be enabled; and (ii) internet access connection of at least 1mb (minimum bandwidth of 700kbps). Access by videoconference should preferably be made through the Google Chrome browser. In addition, it is also recommended that the shareholder disconnect any VPN or platform that may use its camera before accessing the Electronic Platform. In case of any access difficulties, the shareholder should contact us at +55 (11) 2820-4100, followed by *0 (asterisk zero) to request support.

Finally, the Company clarifies that it is not and will not be responsible for any operational or connection problems of the shareholder, as well as for any other problems external to the Company that may make hinder or difficult the shareholder’s attendance to the AESM through the Electronic Platform.

(2)Distance Voting

As provided in articles 30 et seq. of RCVM 81/22, the Company’s shareholders may also exercise their vote at the AESM by means of a distance vote, to be formalized in an electronic document called Distance Voting Ballot (“DVB”), available on the Company’s website (www.suzano.com.br/ri), in the area of Documents delivered to the CVM - 2023 Meetings, and also on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

The distance voting, using the DVB, can be exercised in three ways:

(i)	by means of the transmission of instructions for filling out the DVB to the respective custodian of each shareholder, in the case of shares deposited in a central depository;

(ii)	by means of the transmission of instructions for filling out the DVB to the financial institution contracted by the Company for the provision of securities bookkeeping services, in the case of shares that are not deposited with a central depository; or

(iii)	by sending the DVB duly filled out directly to the Company and sent by: (a) electronic mail to the electronic addresses ri@suzano.com.br, with copy to societario@suzano.com.br; or (b) postal mail to the Company’s headquarters, located in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752 – 10th floor, rooms 1009, 1010 and 1011, Pituba district and ZIP Code 41810-012.

Voting instructions must be received by the custodian, the bookkeeper, or the Company up to seven (7) days before the date of the AESM, that is, up to and including April 19, 2023, unless a different deadline is set by the respective custody agents or the bookkeeping agent. In case of direct sending to the Company (even by e-mail), the DVB, duly initialed and signed, shall be followed by the other documents indicated in item (1) above, including, but not limited to, the proof of ownership of shares issued by the Company, and the formalities of signature notarization, authentication, consularization, apostille or sworn translation of the DVB and such documents shall also be not required, in the latter case, their free translation into Portuguese will suffice. Note that documents in English and Spanish also do not require free translation.

After the deadline for remote voting, i.e., including April 19, 2023 (inclusive), unless a different deadline is set by the respective custody agents or the bookkeeping agent, shareholders may no longer change the voting instructions sent, except at the AESM itself, via attendance through the Digital Platform, when they may specifically request that the voting instructions sent by DVB be disregarded before the respective matter is put to the vote.

The Company’s Management strongly encourages shareholders to make use of this voting method in particular, also giving preference to the options addressed in items (i) and (ii) above (i.e., transmission of the DVB to the custodian or to the bookkeeping agent). Should the option adopted be to send the DVB directly to the Company, the Management again requests that the documents referred to in the previous paragraph be sent preferably by e-mail to the electronic ri@suzano.com.br, with a copy to societario@suzano.com.br.

FURTHER CLARIFICATIONS

Voting rights

Each common share issued by the Company entitles to one vote in the resolutions on the agenda of the AESM.

CONTACT IR

For further information, Suzano’s Investor Relations Board is available for any further clarifications by phone (+55 11) 3503-9330 or by e-mail ri@suzano.com.br. ri@suzano.com.br.

* * *

Matters for Resolution

Pursuant to the Call Notice published in the “Correio da Bahia” and “O Estado de São Paulo” newspapers, and made available on the Company’s website (www.suzano.com.br/ri), in the area of Documents delivered to the CVM - 2023 Meetings, and also on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites, the agenda for the AESM will consist of the matters indicated below:

1.	In Annual General Shareholder’s Meeting

1.1.	Examine the management accounts related to the fiscal year ended December 31, 2022;

1.2.	Examine, discuss and vote on the financial statements of the Company for the fiscal year ended December 31, 2022, and to review the management report for said fiscal year;

1.3.	Resolve on the Company’s capital budget for the fiscal year ending December 31, 2023;

1.4.	Resolve on the allocation of the net income for the fiscal year ending December 31, 2022 and the distribution of dividends;

1.5.	If the Fiscal Council is installed, to define the number of members that will compose the Fiscal Council and resolve on the election of its members; and

Determine the overall annual compensation of the Company’s management and Fiscal Council, if installed, for the fiscal year of 2023.

2.	In Extraordinary General Shareholders Meeting

2.1.	Resolve on the amendment to the caput of Article 5 of the Company’s Bylaws, to reflect the number of shares into which the Company’s share capital is divided, due to the cancellation of treasury shares approved at the Board of Directors’ Meeting held on February 28, 2023;

2.2.	Resolve on the consolidation of the Company’s Bylaws, in order to reflect the amendment of its Article 5 object of the resolution described in item 2.1 above; and

2.3.	Authorize the Company’s management to take all measures necessary to implementation of the approved matters, in accordance with the applicable law.

* * *

Annex I

Attendance Registration

Individual
Full Name:
CPF/ME:
Contact phone number:
Contact e-mail:
Full address:
No. of shares:

Legal Entity / Investment Fund
Identification of Legal Entity / Investment Fund
Corporate Name:
CNPJ/ME:
No. of shares:
Identification of the Legal Representative
Full Name:
CPF/ME:
Position (e.g., Officer, Attorney-in-Fact, etc.):
Contact phone number:
Contact e-mail:
Full address:

Attorney-in-Fact
Identification of the Attorney-in-Fact
Full Name:
CPF/ME:
Contact phone number:
Contact e-mail:
Full address:
Identification of the Principal, if he/she is an Individual
Full Name:
CPF/ME:
No. of shares:
Identification of the Principal, if it is a Legal Entity / Investment Fund
Corporate Name:
CNPJ/ME:
No. of shares: